January 7, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Quantitative Funds

Dear Mr. Sandoe:

The following responds to your comments of January 4, 2010 on the post-effective amendment of the registration statement of Vanguard Quantitative Funds, which was filed on November 20, 2009 pursuant to Rule 485(a).

Comment 1:  Prospectus—Incorporation of Previously Provided Comments

Comment:         Please address all applicable comments provided to you in connection with my review of the Vanguard Wellesley Income Fund and Vanguard Morgan Growth Fund registrants.

Response:         To the extent applicable, we will update our disclosure to be consistent with the changes that we agreed to make in the Vanguard Wellesley Income Fund and Vanguard Morgan Growth Fund registrants.

Comment 2:    Prospectus—Structured Broad Market Fund, Primary Investment Strategies

Comment:         In the Primary Investment Strategies section, the Fund’s portfolio can consist of stocks that “span the capitalization of the overall market.”  Add small- and mid-cap stock risk to the Primary Risks section of the Fund’s prospectus.

Response:         Since the Fund’s primary investment strategy provides that the Fund does not focus on any particular market capitalization, market-cap risk is not a primary risk of the Fund.  Therefore, we have not added market-cap risk disclosure to the Fund’s primary risks.  For a broadly diversified stock fund with a strategy focused on small- and/or mid-cap stocks, it is a risk factor worth noting.  However, for a fund like Structured Broad Market Fund, where there is no focus on a particular market capitalization, market-cap risk is not relevant.  In fact, given that the Fund may invest in stocks that span the capitalization of the overall market, stock market risk is the more relevant risk factor and is discussed in detail in the prospectus.

Comment 3:  Prospectus—Structured Large-Cap Equity Fund, Structured Large-Cap Growth Fund and Structured Large-Cap Value Fund, Primary Investment Strategies

Comment:         Indicate whether each of the Funds will invest at least 80% of its assets in large-cap stocks.

Response:         We will add a sentence to each Fund’s Primary Investment Strategies to indicate that each Fund will invest at least 80% of its assets in large-cap stocks.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-5804 with any questions or comments regarding the above responses and explanations.

Sincerely,

Frances Han

Associate Counsel

The Vanguard Group, Inc.